MIGENIX Inc. BC Research Complex 3650 Wesbrook Mall Vancouver, BC V6S 2L2 Canada
|NEWS RELEASE|

FOR IMMEDIATE RELEASE

MIGENIX to Present at the Acumen BioFin Rodman & Renshaw 4th Annual Global Healthcare Conference

Vancouver, BC, CANADA & San Diego, CA, USA – May 11, 2007 – MIGENIX Inc. (TSX: MGI; OTC: MGIFF), a clinical-stage developer of drugs for infectious diseases, is a presenting company at the Acumen BioFin Rodman & Renshaw 4th Annual Global Healthcare Conference taking place in Monte Carlo, Monaco May 14-15, 2007.  Dr. James DeMesa, President and CEO of MIGENIX, will make the presentation on May 14th at 12:55pm in Atlantique Salon – Meridional on the second floor of the Le Meridien Beach Plaza Hotel. A copy of the presentation will be available at www.migenix.com the day of the presentation.

Highlights of the presentation include:

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Recent HCV Phase II non-responder study results using the Company’s oral alpha-glucosidase inhibitor, celgosivir (MX-3253), in combination with pegylated interferon and ribavirin

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OmigardTM for the prevention of local catheter-related site infections in an international (US & Europe) confirmatory Phase III study

About MIGENIX

MIGENIX is committed to advancing therapy, improving health, and enriching life by developing and commercializing drugs primarily in the area of infectious diseases. The Company's clinical programs include drug candidates for the treatment of chronic hepatitis C infections (Phase II and preclinical), the prevention of catheter-related infections (Phase III) and the treatment of dermatological diseases (Phase II). MIGENIX is headquartered in Vancouver, British Columbia, Canada with US operations in San Diego, California. Additional information can be found at www.migenix.com.

 “Jim DeMesa”

James M. DeMesa, M.D.

President & CEO

CONTACTS

Art Ayres MIGENIX Inc. Tel: (604) 221-9666 Ext. 233 aayres@migenix.com	Dian Griesel, Ph.D. Investor Relations Group Tel: (212) 825-3210 Theproteam@aol.com

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